Mail Stop 4561

June 18, 2008

Randall R. Carpenter
Interstate Data USA, Inc.
1900 West Loop South, #1850
Houston, Texas 77027

      Re: **Interstate Data USA, Inc.**
             Registration Statement on Form 10
             Filed May 13, 2008
             File No. 000-53234

Dear Mr. Carpenter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that your filing will go effective by lapse of time sixty days from the date upon which you filed this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934. Considering the nature and extent of our comments, we urge that you either promptly amend the registration statement in order to allow the staff sufficient time for review prior to effectiveness or withdraw the filling as soon as possible in order that it not go effective by the lapse of time. Please file an amendment by July 3, 2008 to comply with the staff's comments. If you cannot amend the filing by that time to comply with the staff's comments, you should consider withdrawing the filing before it becomes effective by operation of law and then filing it again at such time as you can comply. Please note that you should file the request for withdrawal by July 7, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page ii

1.   We note your reference to the Private Securities Litigation Reform Act of 1995 on page ii
      in connection with forward-looking statements. Because you are a new registrant that is
      not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange
      Act, Interstate Data USA is not eligible to rely on the safe harbor for forward-looking
      statements. Please revise to delete all references to the Private Securities Litigation
      Reform Act of 1995 or explain with every reference to the Act that Interstate Data USA
      is ineligible to rely on the Act's safe harbor provisions. Please refer to paragraph (a)(1)
      of Section 21E of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

2.   Please provide support for the statement on page 19 that the company expects to derive
      its revenues primarily from advertising sales and database licensing. The Statement of
      Operations on page F-4 indicates that the company had $125 in revenues in 2007 and $0
      in 2006. Please discuss the company's plans to attract advertising and database licensing.

Liquidity and Capital Resources, page 22

3.   On page 22, you disclose that the company will need to "seek funding in the near future"
      because of insufficient cash reserves to meet all your anticipated obligations for the next
      12 months. Please amend your filing to clarify how you expect to meet your short and
      long-term cash requirements and maintain operations for the next 12 months. Please see
      Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation
      S-K for additional guidance.

      • Clarify the amount needed to continue operations for the next 12 months. Please
        address any material costs associated with becoming a publicly reporting company
        and how you intend to pay for such expenses.

      • Provide more detailed disclosure regarding the company's plans to seek additional
        funding, the time frame in which the company plans to seek funding, and the amount
        the company expects to receive from each source. For example, you disclose on page
        22 that "loans from our stockholders may be a continuing source of liquidity." We
        note that you disclose that the company has already received loans from some
        members of management but please identify the stockholders and the amount of loans
        that you plan to seek in the future.

      • We note that you disclose in the financial statements that the company has received a
        line of credit from Palmetto Heritage Bank in 2006 to repay a loan to Town Square
        Bank. Please describe any material covenants associated with the line of credit from
        Palmetto Heritage Bank and whether you are in compliance with them as of the most

recent fiscal period. Also provide us with an analysis as to why you have determined that the documents, if any, relating to the line of credit with Palmetto does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

- Disclose your course of action if the company is unable to secure funding. If you have no such plan, please so state.

Executive Compensation, page 27

4.   On page 27, footnotes 3 and 4 explain that the options awards for Randall R. Carpenter and Duane James represent an estimation of the fair value of vested options granted to the two individuals. Please explain whether the valuation of the options awards for Randall R. Carpenter and Duane James are in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. Please see Item 402(n)(2)(vi) of Regulation S-K.

5.   Please make sure your tabular information does not deviate from the format set forth in Item 402. For example, all compensation values reported in the Summary Compensation Table must be rounded to the nearest dollar. Please refer to Instruction 2 to 402(n) of Regulation S-K.

6.   Footnote 1 in the summary compensation table on page 27 relating to Randall R. Carpenter indicates that the company deferred payment of cash compensation owed to Mr. Carpenter during 2006 and 2007 in the aggregate amount of $100,000 per year. Please clarify your statement in the narrative disclosure on page 27 that the company currently owes Mr. Carpenter deferred compensation in the amount of $291,667.

7.   We note that you disclose in the narrative disclosure to the summary compensation table on page 27, as well as in the risk factor section on page 11, that the company has "entered into an employment agreement with Mr. Carpenter which will become effective following a registered public offering" of the company's securities. However, the employment agreement between Interstate Data USA, Inc. and Mr. Randall R. Carpenter that was filed as Exhibit 10.8 to the Form 10 indicates that the agreement was effective as of May 25, 2006. Please explain or revise the disclosure to clarify this statement.

Financial Statements, page 36

8.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X.
        Please also update the disclosure regarding material changes during the interim period in
        the management's discussion and analysis of financial condition and results of
        operations. Please see Item 303(b)(1) and (b)(2) of Regulation S-K.

Exhibits

9.   We note that you disclose on page 5 that your website is maintained and updated by
        MobileGates Corporation and have paid MobileGates approximately $770,000 in fees to
        maintain, update, and modify your website. Please provide us with an analysis as to why
        you have determined that your agreement, if any, with MobileGates does not need to be
        filed pursuant to Item 601(b)(10) of Regulation S-K.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments by July 3,
2008. Your responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Rebecca G. DiStefano
        Greenberg Traurig P.A.
        5100 Town Center Circle
        Suite 400
        Boca Raton, FL 33486